March 7, 2006


     Mail Stop 4561
     James R. Clarkson
President and Chief Executive Officer
HCSB Financial Services Corporation
5201 Broad Street
Loris, South Carolina 29569

      Re:	HCSB Financial Services Corporation
		Form 10-KSB for the period ended December 31, 2004
		File No. 0-26995

Dear Mr. Clarkson:

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,



      Joyce Sweeney
								Accounting Branch Chief